VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

[redacted]

February 2, 2007

07020888

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED

FEB 12 2007

THOMSON
FINANCIAL

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
February 2, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated January 22, 2007.
2. News Release – Dated January 30, 2007
3. News Release – Dated January 30, 2007

Correspondence with Securities Commission(s)

4. Form 51-103F3 Material Change Report – Dated January 30, 2007
5. Notice and Information Circular for January 18, 2007, Annual and Special General Meeting of Shareholders
6. Form of Proxy for January 18, 2007, Annual and Special General Meeting of Shareholders
7. Annual Request for Financial Statements and MD&A
8. Confirmation of Mailing of the proxy material for the January 18, 2007, Annual and Special General Meeting of Shareholders

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 22, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD RETAINS JEFFERY JAMES STUART FOR INVESTOR AND CORPORATE COMMUNICATIONS

ValGold Resources Ltd. ("ValGold" or the "Company") wishes to announce that, subject to regulatory approval, it has entered into an agreement to retain the services of Mr. Jeffery James Stuart as the Company's "Investor Relations Officer".

Jeff Stuart is an experienced business and investment educator. After developing and implementing successful entrepreneurship programs for the BC Ministry of Education, he embraced the opportunity to build a client-centered investment advisory practice with a leading national independent investment firm. After several successful years as a licensed Investment Advisor, Mr. Stuart chose to join ValGold due to his strong belief in the management team and properties under development. Mr. Stuart holds a BA in English from Simon Fraser University, and a MEd in Instructional Strategies from the University of Phoenix. Mr. Stuart remains actively involved in the community developing and teaching adult education investment courses.

"Mr. Stuart's role will be to develop and implement an investor relations communications strategy aimed at raising the awareness of the Company within the investment community", said Stephen Wilkinson, the Company's President and CEO.

The Company's internal investor relations and corporate communications budget for fiscal 2007, which includes Mr. Stuart's services, is anticipated to be approximately $200,000.

ValGold is a well-funded mining exploration company listed on the TSX Venture Exchange under the trading symbol: VAL. **For further information on ValGold and its projects, visit our website at www.valgold.com.**

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Investor Relations
at
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 30, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES ACQUISITION OF OPTION TO ACQUIRE VENEZUELAN PROJECT

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has completed its acquisition of the option to acquire all of the outstanding shares of Honnold Corp. (the "Option") as previously disclosed in ValGold's news releases dated January 9, 2006 and August 23, 2006.

In consideration for the Option, ValGold has paid US$500,000 and issued 5,000,000 shares to the Optionors at a deemed issue price of US$0.20 per share, which shares are subject to a four-month hold period expiring on May 24, 2007.

At any time up to October 9, 2007, ValGold may elect to exercise the Option and acquire all of the shares of Honnold Corp. by paying an additional US$1,500,000 and issuing additional shares to a value of US$500,000 at a deemed price of the greater of (i) US$0.20 and (ii) US$0.20 plus half of the difference between US$0.20 and the average closing price of ValGold's shares over the 90 day period preceding the exercise date.

ValGold has paid an initial finder's fee of 375,000 shares to Thermal Management Corp. ("Thermal"), which shares are subject to a four-month hold period expiring on May 24, 2007, in consideration for its services performed with respect to the acquisition of the Option. If ValGold exercises the Option, it will pay to Thermal a second instalment in shares of an amount valued at US$325,000, calculated at a deemed price per share equal to the average closing price of ValGold's shares over the 30 day period preceding the exercise date.

The principal mineral properties controlled by Honnold Corp.'s subsidiaries include the Chicanan West and the Chicanan East Concessions. The concessions are located in southern Bolivar State, Venezuela, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits that are reported to contain a combined reserve of 30 million ounces. The concessions are comprised of 21 exploration licenses that cover a total of approximately 89,209 hectares or approximately 892 square kilometers.

As part of its due diligence process, ValGold commissioned and completed a NI 43-101 compliant technical report on the Properties that is available on the website, www.sedar.com. In addition, ValGold has been actively reviewing all of the available historical information and selecting drill targets based on anomalies outlined by previous operators. The initial drill program should be underway before the summer of 2007 with the anticipated program consisting of up to 10,000 meters.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the exploration and development. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 30, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD EXTENDS WARRANT TERMS

ValGold Resources Ltd. ("ValGold" or the "Company") wishes to announce that, subject to regulatory approval, it will extend the expiry date of warrants previously issued on February 13, 2005, pursuant to a non-brokered private placement, by one year to now expire February 13, 2008. The warrants are exercisable for up to 125,000 common shares of ValGold. There will be no change to the warrant exercise price of $0.50 per share.

ValGold is an active mining exploration company in the Americas, listed on the TSX Venture Exchange under the trading symbol: VAL.

For further information on ValGold and its projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Investor Relations
at
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

January 23, 2007.

Item 3. **News Release**

The press release was issued on January 30, 2007.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

January 30, 2007.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

January 30, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES ACQUISITION OF OPTION TO ACQUIRE VENEZUELAN PROJECT

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has completed its acquisition of the option to acquire all of the outstanding shares of Honnold Corp. (the "Option") as previously disclosed in ValGold's news releases dated January 9, 2006 and August 23, 2006.

In consideration for the Option, ValGold has paid US$500,000 and issued 5,000,000 shares to the Optionors at a deemed issue price of US$0.20 per share, which shares are subject to a four-month hold period expiring on May 24, 2007.

At any time up to October 9, 2007, ValGold may elect to exercise the Option and acquire all of the shares of Honnold Corp. by paying an additional US$1,500,000 and issuing additional shares to a value of US$500,000 at a deemed price of the greater of (i) US$0.20 and (ii) US$0.20 plus half of the difference between US$0.20 and the average closing price of ValGold's shares over the 90 day period preceding the exercise date.

ValGold has paid an initial finder's fee of 375,000 shares to Thermal Management Corp. ("Thermal"), which shares are subject to a four-month hold period expiring on May 24, 2007, in consideration for its services performed with respect to the acquisition of the Option. If ValGold exercises the Option, it will pay to Thermal a second instalment in shares of an amount valued at US$325,000, calculated at a deemed price per share equal to the average closing price of ValGold's shares over the 30 day period preceding the exercise date.

The principal mineral properties controlled by Honnold Corp.'s subsidiaries include the Chicanan West and the Chicanan East Concessions. The concessions are located in southern Bolivar State, Venezuela, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits that are reported to contain a combined reserve of 30 million ounces. The concessions are comprised of 21 exploration licenses that cover a total of approximately 89,209 hectares or approximately 892 square kilometers.

As part of its due diligence process, ValGold commissioned and completed a NI 43-101 compliant technical report on the Properties that is available on the website, www.sedar.com. In addition, ValGold has been actively reviewing all of the available historical information and selecting drill targets based on anomalies outlined by previous operators. The initial drill program should be underway before the summer of 2007 with the anticipated program consisting of up to 10,000 meters.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the exploration and development. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting (the "Meeting") of the shareholders of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the Oak Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on January 18, 2007, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended July 31, 2006.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

4. To appoint the auditors for the ensuing year

5. To authorize the directors to fix the remuneration to be paid to the auditors.

6. To consider and, if thought fit, approve by ordinary resolution, the amendment of the Company's fixed number Stock Option Plan as more particularly described in the Information Circular.

7. To consider and, if thought fit, pass an ordinary resolution of the disinterested shareholders to authorize the directors in their discretion to reserve common shares for issue upon exercise of stock options under the amended Stock Option Plan to all optionees who are insiders in aggregate to a maximum of 20% of the issued shares of the Company.

8. To consider and if thought advisable, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 50% of the total number outstanding as at January 18, 2007, all as more fully set forth in the Information Circular accompanying this Notice.

9. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of December, 2006.

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson, President & CEO

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting. Minutes of the committees meetings will be given to each Board member.

This Board of Directors Mandate was adopted by the Board of Directors of ValGold Resources Ltd. effective November 30, 2005.

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR

Date

As at November 30, 2006, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of VALGOLD RESOURCES LTD. (the "Company") for use at the annual & special general meeting of the Company to be held on January 18, 2007 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered and Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

Responsibility for Convening

> *Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any Director may call a meeting of the Board at any time.*

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages. A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the board shall be elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavour to conduct its business effectively and efficiently. Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

- Review and approval of the minutes of the preceding meeting;
- Business arising from the previous minutes;
- Reports of committees;
- President's report, financial and operational reports;
- Other business;
- Setting the date and time of the next meeting; and
- Adjournment

6. Selecting and appointing, evaluation of and (if necessary) termination of the CEO and CFO, and approving the hiring of any other senior executive or officer.

7. Succession planning and other human resource issues. The appointment of all corporate officers requires Board authorization.

8. Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9. Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10. Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11. Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12. Reviewing policies and processes to ensure that the Company's internal control and management information systems are operating properly.

13. Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14. Approving the Company's code of business ethics, which includes a communications policy for the Company, and monitoring its application.

15. Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16. Arranging formal orientation programs for new directors, where appropriate.

(6) Directors' Remuneration and Expenses

> *The directors' remuneration is fixed by the Board upon the recommendation of the Executive Compensation and Corporate Governance Committee. The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.*

(7) Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 29,445,148 were issued and outstanding as at December 11, 2006. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on December 11, 2006, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled [1]
Stephen J. Wilkinson North Vancouver, BC President, CEO & Director	President and Chief Executive Officer of the Company	Served as director since July 18, 2001	1,340,900 [4]
William J. Witte [6] West Vancouver, BC Director	President and CEO of Emgold Mining Corporation	Served as a director since October 15, 1998	195,000 [2]
A. Darryl Drummond [7] Vancouver, BC Director	Consulting Geologist Engineer	Served as a director since November 3, 1998	99,500 [3]
Sargent H. Berner [6][7] Vancouver, BC Director	Business Consultant and President, Kent Avenue Consulting Ltd.	Served as a director since January 23, 1996	472,355 [5]
Andrew F. B. Milligan Vancouver, BC Chairman & Director	Independent businessman	Served as director since December 13, 2002	201,300 [5]
Kenneth R. Yurichuk [6][7] Oakville, ON Director	Partner in the firm of Bobot and Yurichuk, chartered accountants	Served as director since July 27, 2004	27,000 [8]

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 30, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these Shares, 35,000 Shares are held in the name of BMO Nesbitt Burns.

(3) Of these Shares, 30,000 Shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(4) Of these Shares, 126,740 are held indirectly in the name of Dunrowan Management Ltd., a private company controlled by Stephen J. Wilkinson, and 85,000 are held in the name of RBC Dominion Securities.

(5) All held directly.

(6) Audit Committee.

(7) Corporate Governance and Compensation Committee.

(8) Of these Shares, 19,000 Shares are held in the name of Cephid Enterprises Inc., a holding company controlled by Kenneth R. Yurichuk.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company.

(3) Composition

The Board of Directors shall be comprised with a majority of individuals who qualify as "unrelated" directors.

In deciding whether a particular Director is a "related Director" or an "unrelated Director", the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of factors considered to be relevant.

Under the TSX Guidelines, an "unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Under the TSX Guidelines, a "significant shareholder" means a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Board considers that it is constituted with an appropriate number of directors who are not related to either the corporation or a significant shareholder.

(4) Independence from Management

All committees of the Board shall be made up of a majority of non-management directors.

The Company's Executive Compensation and Corporate Governance Committee and Audit Committee are authorized to approve, in circumstances that they consider appropriate, the engagement of outside advisers at the Company's expense.

(5) Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1. Reviewing and approving any proposed changes to the Company's memorandum or articles.
2. Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3. Approving payment of distributions to shareholders.
4. Approving any offerings, issuances or repurchases of share capital or other securities.
5. Approving the establishment of credit facilities and any other long-term commitments.

Schedule "B"

Item 1 VALGOLD RESOURCES LTD.

1.1 *BOARD OF DIRECTORS MANDATE*

(1) Board's Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors. The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements.

Directors are accountable to the shareholders of the Company.

(2) Board's Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose. The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements. The Board reviews financial performance quarterly. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Stephen J. Wilkinson is the Chairman and Lead Director of HMZ Metals Inc. ("HMZ") a metals company listed for trading on the Toronto Stock Exchange. HMZ has been operating under a Management Cease Trade Order announced April 18, 2006, which order was sought by the management of HMZ pursuant to the late filing of financial statements and the discovery of unauthorized transfers of funds by HMZ's Chinese joint venture partner.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") ended July 31, 2006, and the other four most highly compensated executive officers of the Company as at July 31, 2006, whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary [1] ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Stephen J. Wilkinson President & CEO	2006	120,000	NIL	NIL	NIL	NIL	NIL	NIL
	2005	120,000	NIL	NIL	NIL	NIL	NIL	NIL
	2004	108,000	NIL	NIL	200,000 [2]	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2006	28,760	NIL	NIL	NIL	NIL	NIL	NIL
	2005	21,171	NIL	NIL	NIL	NIL	NIL	NIL
	2004	22,160	NIL	NIL	100,000 [2]	NIL	NIL	NIL

(1) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See "Management Contracts" for further information). The Company reimbursed LMC for all salary expense reported in the table.

(2) Granted November 14, 2003, at an exercise price of $0.64 per share, expiring November 14, 2013. Pursuant to disinterested shareholder approval in January 2006, the exercise price was subsequently reduced to $0.25 per share.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the Most Recently Completed Financial Year

There were no stock option grants made to the Named Executive Officers during the most recently completed financial year.

Schedule "A"

This Schedule "A" lists the participation of the directors in other reporting issuers.

Name of Director	Name of Reporting Issuer
Stephen J. Wilkinson	Director of: Pacific Stratus Energy Ltd. (formerly Pacific Stratus Ventures Ltd.), Bolivar Gold Corp. (formerly TecnoPetrol Inc.) and HMZ Metals Inc. Director and executive officer of: Contrarian Resource Fund 2002 Limited Partnership, Contrarian Resource Fund 2003 No. 1 Limited Partnership, Canadian Small Cap Resource Fund 2004 Limited Partnership, Canadian Small Cap Resource Fund 2005 No.1 and 2006 No.1 and No.2 Limited Partnerships and NovaDx Ventures Corp. (formerly NovaDx International Inc.)
William J. Witte	Director and executive officer of Emgold Mining Corporation
A. Darryl Drummond	Director of: Minera Andes Inc., Gold Port Resources Ltd., Butler Developments Corp. and Samba Gold Inc.
Sargent H. Berner	Director of: Titan Logix Corp. (formerly Titan Pacific Resources Corp.), Sultan Minerals Inc., Cream Minerals Ltd., Canadian Small Cap Resource Fund 2004 Limited Partnership, Aurizon Mines Ltd., Emgold Mining Corporation, Arrabbiata Capital Corp., Canadian Small Cap Resource Fund 2005 No.1 and 2006 No.1 and No.2 Limited Partnerships and NovaDx Ventures Corp. (formerly NovaDx International Inc.); Centillion Industries Inc.; Ontario Hose Specialties Inc.; Pacific Ridge Exploration Ltd. Corporate Secretary of: Northern Orion Resources Inc.
Andrew F. B. Milligan	Director of: Canadian Small Cap Resource Fund 2005 No.1 and 2006 No.1 and No.2 Limited Partnerships, Lara Exploration Ltd. and Skye Resources Inc. Director and executive officer of: Oremex Resources Inc. and Lincoln Gold Corp. Executive officer of: Lysander Minerals Corporation
Kenneth R. Yurichuk	Director of: Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc. and Emgold Mining Corporation Director or executive officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership and Mavrix Resource Fund 2004 Limited Partnership. Executive officer of: NovaDx Ventures Corp. (formerly NovaDx International Inc.)

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements, or such other financing, which result in the issuance or possible issuance of a number of shares which exceeds the 50% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 18th day of December, 2006.

/s/ Stephen J. Wilkinson
Stephen J. Wilkinson, B.Sc., M.A., M.B.A.
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, B.Com., C.A.
Corporate Secretary & Chief Financial Officer

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen J. Wilkinson	Nil	Nil	575,000/NIL	5,750/NIL
Shannon M. Ross	Nil	Nil	325,000/NIL	3,250/NIL

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended.

Additionally, the Company has an equity compensation plan in the form of a stock option plan (the "Plan") which was approved by shareholders on January 18, 2005, and is administered by the Directors of the Company. The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company. The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

No options were granted to directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category [1]	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,120,000	$0.25	58,500
Equity compensation plans not approved by securityholders	NIL	NIL	
Total	4,120,000		

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Compensation of Directors" at Item 8 above.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

During the year ended July 31, 2006, legal fees totalling $25,893 were paid to a law firm of which a director was an associate counsel until April 1, 2006.

Services Agreement

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. As at July 31, 2006, the Company had a receivable from LMC of $12,663 for performing administrative, geological and management functions on behalf of the Company. The Services Agreement requires that the Company maintain three months of working capital with LMC. During the most recently completed financial year, the sum of $495,993 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

General Authority to Conclude Placements or Transactions

The Company presently anticipates a need for further financing in order to fund the exploration and development of its mineral property interests and for general working capital in 2007. These funding requirements are expected to involve the issuance of the Company's securities by way of private placement or other forms of financing. Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 50% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2008, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution that the directors of the Company be authorized, subject to applicable regulatory approval, to re-capitalize the Company, through the issuance of common shares in one or more private placements, or such other forms of financing as may be acceptable to the TSX Venture Exchange, up to 40,000,000 common shares of the Company, during the next 12 month period."

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2006	$33,000	NIL	$15,500	NIL
2005	$31,000	NIL	$18,500	NIL

Particulars of Matters to be Acted Upon

(a) Amendment of Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 4,178,500 shares are reserved for issuance upon exercise of stock options granted under the Plan, of which the Company has granted 4,195,000 and cancelled 75,000 leaving a balance of 58,500 available for reservation. .

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 4,175,500 to that number of shares that is equal to 20% of the Company's issued and outstanding shares as at the date of the Annual & Special General Meeting. If the amendment is approved, the increased number of available options will facilitate the Company's search for and retention of senior management and may provide additional incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of shares which may be reserved for issuance:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

  (i) 5% of the issued shares on a yearly basis; and

  (ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at the Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 4,178,500 to that number of shares that is equal to 20% of the Company's issued and outstanding shares as at the date of the Annual & Special General Meeting ".

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company. See "Interest of Informed Persons in Material Transactions - Services Agreement" above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of seven directors, 6 of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Kenneth R. Yurichuk, A. Darryl Drummond, William J. Witte, Sargent H. Berner, Frank A. Lang and Andrew F. B. Milligan are independent. Stephen J. Wilkinson is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors hold meetings after each director's meeting without the presence of the Chair and non-independent directors. During the year ended July 31, 2006, one such meeting was held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. The Board has appointed Mr. Andrew F. B. Milligan, an independent director, as Chair of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Participation of Directors in Board Meetings

In the year ended July 31, 2006, seven board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
Andrew F. B. Milligan	6
Stephen J. Wilkinson	7
Sargent H. Berner	6
Frank A. Lang	7
A. Darryl Drummond	6
William J. Witte	6
Kenneth R. Yurichuk	5

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule "B" to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board, the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;
2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
3. access to management and technical experts and consultants; and
4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Independent (1)	Financially Literate (1)
William J. Witter	Independent (1)	Financially Literate (1)
Kenneth R. Yurichuk	Independent (1)	Financially Literate (1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

   i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

   ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

   iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Conduct (the "**Code**") that is posted on its website at www.valgold.com and under the Company's profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The independent members of the Corporate Governance and Compensation Committee are Sargent H. Berner, A. Darryl Drummond and Kenneth R. Yurichuk. The independent directors have control of the nomination process through their majority on the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management. The Corporate Governance and Compensation Committee makes recommendations to the Board which then has the power to approve or reject the compensation, which helps to ensure an objective process because the Board consists of a majority of independent directors.

To determine compensation payable, the Corporate Governance and Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Corporate Governance & Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance and Compensation Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are, Sargent Berner, William J. Witte and Kenneth R. Yurichuk. William J. Witte, Sargent H. Berner and Kenneth R. Yurichuk are "unrelated" directors. The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be unrelated directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>*Documents/Reports Review*</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>*External Auditors*</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

ValGold Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

PROXY

ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS OF VALGOLD RESOURCES LTD. (the "Company")

TO BE HELD AT THE OAK ROOM OF THE FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, **ON THURSDAY, JANUARY 18, 2007, AT 1:30 PM**

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, Stephen J. Wilkinson, a Director of the Company, or failing this person, Shannon M. Ross, an Officer of the Company, or in the place of the foregoing, ____________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	**Against**
1.	To determine the number of Directors at six		
		For	**Withhold**
2.	To elect as Director, Stephen J. Wilkinson		
3.	To elect as Director, Andrew F. B. Milligan		
4.	To elect as Director, Kenneth R. Yurichuk		
5.	To elect as Director, Sargent H. Berner		
6.	To elect as Director, William J. Witte		
7.	To elect as Director, A. Darryl Drummond		
		For	**Withhold**
8.	To appoint PricewaterhouseCoopers LLP as Auditors of the Company		
		For	**Against**
9.	To authorize the Directors to fix Auditor's remuneration		
10.	To authorize the Directors to amend the Company's stock option plan, as more particularly described in the Information Circular		
11	To authorize the directors, at their discretion under the amended stock option plan, to reserve common shares for issue upon the exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company		
12.	To authorize the Directors, at their discretion, subject to applicable regulatory approval, to re-capitalize the Company, through the issuance of common shares, all as more fully set forth in the Information Circular		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________ Date: ____________________

Please Print Name:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

SEDAR_20060073_VLGQ_EN_PROXY_[illegible]

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **ValGold Resources Ltd.** ("ValGold") and requests that he/she/it be placed on the ValGold's Financial Statement Mailing List in order to receive ValGold's (**check one or both**):

☐ Fiscal 2007 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2007 Interim Financial Statements and related Management Discussion and Analysis

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Preferred Method of Communication (check one): ? Mail ? E-mail ? Facsimile

____
E-mail Address (if applicable)

____
Facsimile Number (if applicable)

_______________________ _______________________
Signature Date

Delivery of information provided for in this form to ValGold will be deemed to be consent to ValGold to collect such information and use it for the purpose stated above. You will be further deemed to have consented to ValGold disclosing such information to third party providers who provide, from time to time, mail and delivery services to ValGold.

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 20, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Valgold Resources Ltd.

We confirm that the following material was sent by pre-paid mail on December 18th, 2006 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General and Special Meeting of Shareholders/Information Circular
- B Form of Proxy – Registered Shareholders
- C Supplemental Mailing List Return Card
- D Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with exception of ADP US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Ana Garcia"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4320)
Fax: 604.661.9401

END